                                    FORM 6-K

                          SECURITIES EXCHANGE COMMISSION
                              Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                       Pursuant to Rule 13a-16 or 15d-16 of
                        the Securities Exchange Act of 1934

                           COMMISSION FILE NUMBER 0-15577
                           FOR THE MONTH OF NOVEMBER 1997

                   CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                            1801 Broadway, Suite 1620
                              Denver, Colorado 80202
                     ---------------------------------------
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F     X               Form 40-F
                         -------                        -------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                     No     X
                       -------                 -------

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-     .
                                                 -----

ENCLOSED IS: 1) THIRD QUARTER REPORT 1997.

Pursuant to the Requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
                                      ------------------------------------------
                                      (Registrant)


Date:  Nov. 26, 1997                  /s/ James S. Stirbis, Jr.
     ------------------               ------------------------------------------
                                      By: James S. Stirbis, Jr. - Corporate
                                          Secretary and Treasurer

                    CONSOLIDATED NEVADA GOLDFIELDS CORPORATION
A QUARTERLY REPORT TO SHAREHOLDERS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1997

SUMMARY

During the Third Quarter, Consolidated Nevada Goldfields Corporation (the Company) continued to improve operations at the Company's two most important operations -- Pachuca, in the state of Hidalgo, Mexico, and Nixon Fork, in Alaska.

With the addition of a neighboring property at the Aurora operation, the Company now has gold reserves of 740,000 ounces. Gold-equivalent precious-metal reserves totaled 1.5 million ounces, as of September 30, 1997, with additional resources of almost 3 million gold-equivalent ounces.

This report is for the Third Quarter of the new fiscal year, July 1 through September 30, 1997.

RESULTS OF OPERATIONS

During the quarter, Company operations produced 15,951 ounces of gold, 419,504 ounces of silver, 1.02 million pounds of copper, and 11,780 tonnes of barite. This production represents 27,990 gold-equivalent ounces, based on market prices as of September 30, 1997.

The Company reports a net loss of $7.1 million on revenues of $8.6 million for the quarter compared to a net loss of $2.5 million on revenues of $3.6 million for the same period last year. Included in the quarter's net loss are non-cash charges for depreciation, depletion and amortization of $2.8 million and $1.4 million for the three months ended September 30, 1997 and 1996, respectively. For the nine months ended September 30, 1997 the Company reports a net loss of $15.4 million on revenues of $25.5 million compared to a net loss of $7.7 million on revenues of $14.2 million for the same period last year. Non-cash charges for depreciation, depletion and amortization of $8.5 million and $6.3 million are included in the net loss for the nine months ended September 30, 1997 and 1996, respectively.

Decisions have been made to put two of the Company's smaller operations on standby. These are Magistral del Oro, a tailings reprocessing project, and Barita de Sonora, a barite producer -- both in Mexico. Company efforts will be concentrated on the continued improvement of Pachuca and El Baztan in Mexico, as well as Nixon Fork and Aurora in the United States. We are optimistic that these operations will be on a solid, positive cash-flow basis by the end of calendar year 1997.

PACHUCA

The Company owns 100 percent of the Pachuca underground mine complex, processing plant, refinery, and mining concessions covering the entire Pachuca district in the state of Hidalgo, Mexico. The process plant includes flotation and cyanidation circuits, which are rated at 2,400 tonnes per day.

During the quarter, production at Pachuca hit a plateau of about 1,200 tonnes per day because of an almost-continuous plugging of a seven-kilometer, buried tailings line installed decades ago. Plans call for the replacement of this line with a 10-inch HDPE pipe that has been carefully engineered to carry a minimum of 2,400 tonnes per day. Permitting efforts are underway for this installation, which is expected to be complete around year end. With the installation of the new tailings line, Pachuca will be able to continue its plan to reach full annual production of 5.4 million ounces of silver and 25,000 ounces of gold by mid-1998.

EXPLORATION AT PACHUCA

Company-held mining concessions cover the entire Pachuca district -- about 50,000 hectares of highly-prospective ground. Although Pachuca has operated almost continuously for about 465 years, excellent potential exists for the discovery of extensions of ore in known veins. The El Chico/Zumate area, north of the existing mine, is an outstanding exploration target with potential several times that of Pachuca's historic workings. Drill-indicated and inferred resources of 3.3 million tonnes have been delineated at an average grade of 298 grams of silver and 2.40 grams of gold per tonne, for a total additional resource of 31 million ounces of silver and 250,000 ounces of gold in this area.

EL BAZTAN

Copper ore is mined at two underground sites at El Baztan in the state of Michoacan, Mexico. Skarn ore is mined from an andesite host at the Vista Hermosa mine. Ore is produced from vein deposits at the El Arroyo mine. Ore from both deposits is processed by conventional flotation in a 450-tonne-per-day plant. The operation produces copper concentrate with minor gold credits.

During the quarter, El Baztan operations mined and processed 23,214 tonnes of ore, from which 791,000 pounds of copper and 405 ounces of gold was produced.

El Baztan normally operates three of four grinding mills; however, during the quarter, the operation was hampered because of cracked trunnions on two of these grinding mills. As a result, for most of the quarter, only two grinding mills were operative, and lower-than-expected copper production resulted. The IMMSA smelter at La Caridad, in the state of Sonora, agreed to take larger shipments of concentrate from El Baztan, and as a result of this combined with lower production, concentrate inventory at El Baztan was significantly reduced. Despite the increased concentrate shipments, profitability at El Baztan was hampered by the cost of trucking concentrate to the northern part of Mexico and also by lower copper prices.

Proven and probable reserves at El Baztan total 890,000 tonnes with an average grade of 1.87 percent copper (34 million contained pounds of copper).

EXPLORATION AT EL BAZTAN

Diamond drilling at the Vista Hermosa mine has delineated an additional inferred resource of 450,000 tonnes with a grade of 1.5 percent copper. Indications are that the ore structures are continuous and extensive. The Company believes that an ambitious drill program would have a high probability of dramatically increasing the reserve to a point where the construction of a new and much larger plant would be justified. The Company intends to carry out a conceptual feasibility study of significantly increasing production at Baztan.

NIXON FORK

The Nixon Fork mine, located near McGrath, Alaska, produced 9,433 ounces of gold during the quarter.

The operation experienced difficulties in keeping a full complement of skilled miners onsite due to competition from new underground mines in Alaska. This caused ore-production shortfalls which, in turn, resulted in less-than-anticipated gold production.

Underground drilling in the Crystal Garnet mine delineated ore one level below the formerly existing reserve. It is unknown at this time how deeply ore mineralization in the Crystal Garnet mine extends.

Rehabilitation of the access decline in the Mystery mine was completed during the quarter, which will give the Nixon Fork operation additional working places as the Crystal Garnet deposit is depleted.

EXPLORATION AT NIXON FORK

The exploration program in the Eagle Creek stock area, about six miles south of the Nixon Fork mine, continued until the end of the summer. This program, consisting of surface sampling and trenching, intersected several good gold hits and is expected to continue next year. Negotiations terminated with a foreign entity that had expressed interest in forming a joint venture with the Company to explore the Eagle Creek stock. A second foreign entity has now expressed a strong interest in forming a joint venture to explore the district.

AURORA

The Aurora mine, located southwest of Hawthorne, Nevada, produced 3,183 ounces of gold during the quarter. This production was down from the second quarter due to a slide in the Chesco Pit which forced mining to divert to the lower-grade Ann Pit for a portion of the quarter.

The Company completed acquisition of the neighboring Humboldt deposit, with reserves of approximately 180,000 ounces. A prefeasibility study has shown that this new reserve, coupled with the existing Aurora reserve, will provide a sound economic base to expand the throughput of the plant from 350 to 700 tonnes per day. The Company will be looking for alternative ways to fund this expansion, and is optimistic that the expansion can be underway early in 1998.

BARITA DE SONORA

This barite operation in the state of Sonora, Mexico, has been a financial drain over the past year, and the Company has made the decision to place the operation on standby. The Company is examining the alternatives of either moving the barite-grinding operation to the east coast of Mexico, with raw barite being supplied from the Sonora mine, or selling the operation. The Company has received several expressions of interest from potential buyers.

MAGISTRAL DEL ORO

The Magistral del Oro operation in the state of Durango, Mexico, had been reprocessing tailings from a gold mine which closed in 1962. These gold-bearing tailings had been agglomerated and stacked for heap leaching. With the current price of gold, the operation could no longer support the cost of handling, agglomerating, and stacking these tailings. Over the past 12 months, only leaching operations have been carried out. These have provided very small, but positive cash flow from the operation. Recently, gold production diminished to a point that it could no longer support the cost, and the decision has been made to place the Magistral operation on standby.

EXPLORATION AT MAGISTRAL DEL ORO

Geologic reconnaissance work being carried out on the Magistral property has identified several areas of strong hydrothermal alteration. These altered areas appear promising for the discovery of large, bulk-minable orebodies and the reconnaissance work is being followed up with surface sampling.

MANAGEMENT

The Company greatly strengthened its management team during the quarter with the appointments of Jack Haptonstall, Senior Vice President, Operations; Mike Clarke, Vice President, Exploration; James S. Stirbis, Jr., Corporate Secretary and Treasurer; and Frank Filas, Environmental Manager. All of these individuals have proven track records and extensive experience in their respective fields.

Consolidated Balance Sheets
Consolidated Nevada Goldfields Corporation and Subsidiaries
(Amounts Stated in Thousands of U.S. Dollars and Shares - Unaudited)

ASSETS                                                    September 30,1997   December 31,1996
                                                    ------------------------------------------
 Cash and cash equivalents                                         $  2,329           $  6,960
 Accounts receivable:
  Production                                                          3,011              1,060
  Other                                                                 835              1,433
  Affiliated companies and related parties                              391                345
 Inventories:
  Ore in stockpiles and ore in process                                4,123              3,317
  Supplies and materials, net                                         2,534              2,589
 Prepaid expenses and other                                             457                551
                                                                   --------           --------
  Total current assets                                               13,680             16,255

 Restricted cash                                                         22                805

 Mineral properties at cost, net of accumulated
  depletion and allowance for impairment                             43,982             43,678
 Plants, buildings and equipment at cost, net of accumulated
  depreciation, amortization and allowance for impairment            59,572             62,307
 Deferred loan costs and other assets at cost,
  net of amortization                                                 1,486                580
                                                                   --------           --------
  Total assets                                                     $118,742           $123,625
                                                                   --------           --------
                                                                   --------           --------

LIABILITIES AND SHAREHOLDERS' EQUITY
 Accounts payable:
  Suppliers and contractors                                        $  5,093           $  4,071
  Other                                                               2,744              2,475
  Related parties                                                     9,808                790
 Accrued liabilities                                                  2,453              3,011
 Current portion of accrued interest payable                            485                825
 Current portion of accrued mine reclamation costs                      858              1,326
 Current portion of long-term debt and deferred
  gain on gold loan of $969 and $568 at
  September 30,1997 and December 31,1996, respectively
                                                                     14,777             13,497
                                                                   --------           --------
  Total current liabilities                                          36,218             25,995


 Long-term debt                                                      17,198             18,489
 Accrued interest payable                                                75                111
 Accrued mine reclamation costs                                       1,586              1,517
 Convertible subordinated debentures                                 12,062             12,155
 Convertible unsecured debentures                                     7,500                  -
 Due to related party                                                 2,967             11,176
 Deferred foreign exchange gain                                         254                161
 Other                                                                1,198              1,149
                                                                   --------           --------
  Total liabilities                                                  79,058             70,753
                                                                   --------           --------
                                                                   --------           --------

 Shareholders' equity
  Common shares, without par value, unlimited shares authorized,
   134,005 and 129,837 shares issued and outstanding,
   at September 30,1997 and December 31,1996, respectively          101,341             99,163
  Accumulated deficit from April 1,1991                             (61,657)           (46,291)
                                                                   --------           --------
  Total shareholders' equity                                         39,684             52,872

 Commitments and contingencies

  Total liabilities and shareholders' equity                       $118,742           $123,625
                                                                   --------           --------
                                                                   --------           --------

Consolidated Statements of Operations
Consolidated Nevada Goldfields Corporation and Subsidiaries
(Amounts Stated in Thousands of U.S. Dollars and Shares, Except Per Share Amounts - Unaudited)

                                       Three Months Ended  Three Months Ended  Nine Months Ended   Nine Months Ended
                                       September 30, 1997  September 30, 1996  September 30, 1997  September 30, 1996
                                       ------------------------------------------------------------------------------
Revenue:
 Net sales of precious metals
  and mineral products                      $  8,585            $  3,640           $  24,680           $  14,892
 Forward and futures contract
  (losses) gains, net                              -                 (75)                840                (684)
                                       -------------------------------------------------------------------------
                                               8,585               3,565              25,520              14,208
Operating costs and expenses:
 Production costs                              8,915               3,669              23,404              12,480
 Depreciation, depletion and
  amortization                                 2,839               1,426               8,463               6,282
 General and administrative costs              1,801                 500               4,384               1,451
 Exploration costs                                 4                  42                  40                 146
                                       -------------------------------------------------------------------------
                                              13,559               5,637              36,291              20,359

 Operating loss                               (4,974)             (2,072)            (10,771)             (6,151)

Other income (expense):
 Interest expense, net                          (714)               (461)             (3,644)             (1,571)
 Gain (loss) on sale or disposition of
  mining claims, equipment and
  inventory                                       23                   -                  23                  (6)
 Cumulative translation adjustment              (623)                  -                (355)                  -
 Other, net                                     (708)                (10)               (320)                (15)
                                       -------------------------------------------------------------------------
                                              (2,022)               (471)             (4,296)             (1,592)
                                       -------------------------------------------------------------------------
 Loss before income tax expense               (6,996)             (2,543)            (15,067)             (7,743)
                                       -------------------------------------------------------------------------
 Income tax expense                             (130)                  -                (299)                  -
                                       -------------------------------------------------------------------------
 Net loss                                   $ (7,126)           $ (2,543)           $(15,366)          $  (7,743)
                                       -------------------------------------------------------------------------
                                       -------------------------------------------------------------------------
 Loss per common share                      $  (0.05)           $  (0.05)           $  (0.12)          $   (0.14)
                                       -------------------------------------------------------------------------
                                       -------------------------------------------------------------------------
 Weighted average number of
  common shares outstanding                  131,930              54,658             131,088              53,411
                                       -------------------------------------------------------------------------
                                       -------------------------------------------------------------------------

 Gold equivalent ounces produced              22,532              10,387              68,523              39,085
 Decrease (increase) in inventory               (526)               (155)             (4,084)              1,501
 Gold equivalent ounces sold                  22,006              10,232              64,439              40,586


Consolidated Statements of Cash Flows
Consolidated Nevada Goldfields Corporation and Subsidiaries
(Amounts stated in Thousands of U.S. Dollars - Unaudited)

                                                      Nine Months         Nine Months
                                                      Ended               Ended
                                                      September 30, 1997  September 30,1996
                                                      -------------------------------------
Cash flows from operating activities:
 Net loss                                                $(15,366)            $ (7,743)
 Adjustments to reconcile net loss to net cash
  (used in) provided by operating activities:
Amortization of deferred gain or loss on hedged
 sales and gold loan conversion, net                         (290)                 975
Depreciation, depletion and amortization                    8,463                6,282
Mine reclamation costs accrued, net                          (399)                (178)
Amortization of deferred loan costs, net                      278                  404
Increase in amounts due from affiliated companies and
 related parties                                              (46)                   -
Increase in amounts due to related companies                  809                   18
(Increase) decrease in current assets, net                 (2,010)                 167
Increase in current liabilities, net                          742                  985
(Decrease) increase in accrued interest, non-current         (101)                 956
Other                                                         (48)                   -
                                                      --------------------------------
 Net cash (used in) provided by operations                 (7,968)               1,866

Cash flows from investing activities:
 Capital expended for mineral properties and
   plants, buildings and equipment                         (2,898)              (9,441)
 Retirements of property, plant and equipment              (1,125)                   -
 Increase in other assets                                  (1,102)                (633)
                                                      --------------------------------
Net cash used in investing activities                      (5,125)             (10,074)

Cash flows from financing activities:
 Borrowings                                                 3,585                    -
 Repayments of debt                                        (3,377)              (3,313)
 Proceeds from issuance of convertible unsecured
  debentures                                                7,500                    -
 Proceeds from issuance of common shares, net                 (29)               6,574
                                                      --------------------------------
 Net cash provided by financing activities                  7,679                3,261
                                                      --------------------------------
 Net  decrease in cash and cash equivalents                (5,414)              (4,947)
 Cash and cash equivalents at beginning of period           7,765                6,295
                                                      --------------------------------
 Cash and cash equivalents at end of period              $  2,351*            $  1,348*
                                                      --------------------------------
                                                      --------------------------------

*Includes restricted cash of $22 and $248 at September 30, 1997 and 1996, respectively

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
Consolidated Nevada Goldfields Corporation and Subsidiaries
(Amounts Stated in Thousands of U.S. Dollars and Shares)

                                                           Number      Common      Number of                              Total
                                                             of        Shares       Common     Common                 Shareholders'
                                                           Common    Without Par    Shares     Shares   Accumulated      Equity
                                                           Shares       Value     Subscribed Subscribed   Deficit       (Deficit)
                                                           ------------------------------------------------------------------------
Balances at June 30, 1994                                   41,332     $25,743          -       $  -      $(22,871)      $ 2,872
                                                           ---------------------------------------------------------------------
 Issuance of common shares for cash                             39          24          -          -             -            24
 Issuance of common shares as payment of interest of
   3% convertible subordinated debentures                      188         240          -          -             -           240
     Net loss                                                    -           -          -          -        (5,763)       (5,763)
                                                           ---------------------------------------------------------------------
Balances at June 30, 1995                                   41,559     $26,007          -       $  -      $(28,634)      $(2,627)
                                                           ---------------------------------------------------------------------
 Issuance of common shares for cash                          8,095       6,574          -          -             -         6,574
 Issuance of common shares as payment of interest on
  3% convertible subordinated debentures                       244         259          -          -             -           259
 Issuance of common shares upon conversion of
  3% convertible subordinated debentures                     3,750       3,295          -          -             -         3,295
 Issuance of common shares for a mining lease                  537         445      1,073        889             -         1,334
 Net loss                                                        -           -          -          -        (6,666)       (6,666)
                                                           ---------------------------------------------------------------------
Balances at June 30, 1996                                   54,185     $36,580      1,073       $889      $(35,300)      $ 2,169
                                                           ---------------------------------------------------------------------
 Issuance of common shares for cash                         22,493      18,350          -          -             -        18,350
 Issuance of common shares as payment of interest on
  3% convertible subordinated debentures                       119         104          -          -             -           104
 Issuance of common shares upon conversion of
  3% convertible subordinated debentures                       750         664          -          -             -           664
 Issuance of common shares in exchange for acquisition
  of subsidiaries                                           52,290      42,576          -          -             -        42,576
 Net loss                                                        -           -          -          -       (10,991)      (10,991)
                                                           ---------------------------------------------------------------------
Balances at December 31, 1996                              129,837    $ 98,274      1,073       $889      $(46,291)     $ 52,872
                                                           ---------------------------------------------------------------------
 Issuance of common shares for cash                             53         (29)         -          -             -           (29)
 Issuance of common shares as payment of interest
  on 3% convertible subordinated debentures                    234         203          -          -             -           203
 Issuance of common shares in exchange for
  acquisition for mineral properties                         2,788       1,500          -          -             -         1,500
 Issuance of common shares for a mining lease                  537         445       (537)      (445)            -             -
 Issuance of common shares in exchange for services
  related to acquisition of subsidiaries                       556         504          -          -             -           504
 Net loss                                                        -           -          -          -       (15,366)      (15,366)

                                                           ---------------------------------------------------------------------
Balances at September 30, 1997                             134,005    $100,897        536       $444     $(61,657)      $ 39,684
                                                           ---------------------------------------------------------------------
                                                           ---------------------------------------------------------------------